SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of March 10, 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                    MARCONI WINS GBP20 MILLION COMMUNICATIONS
                        SERVICES CONTRACT FOR TUBE LINES

     Five-year agreement with Tube Lines covers maintenance of Jubilee Line communications equipment

London - 10 March 2003 - Marconi (MONI) today announces that has won a GBP19.2 million services contract from Tube Lines - the company selected by the Government to maintain and upgrade the infrastructure on the Jubilee, Northern and Piccadilly Lines (JNP). The five year contract is for the maintenance of existing communications equipment on the Jubilee Line.

The communications system is vital for the effective operation of the Jubilee Line. The contract between Marconi's Services division and Tube Lines is designed to ensure that any faults with the communication systems on the Jubilee line are responded to and rectified quickly. Tube Lines is committed to reducing the number of faults that affect the service year on year.

Marconi will continuously assess communications system performance using its Maintenance Management System (TRAMMS) to ensure optimum performance and reduce the number of faults. Marconi will also provide all corrective and preventative maintenance in supporting over 34 different communications systems on the Jubilee Line and provide remote monitoring of system elements that will improve system performance, as well as reduce the equipment downtime, thereby reducing service disruption.


ENDS/...



Notes to editors

 1. Tube Lines is responsible for the maintenance and upgrade of the infrastructure on the Jubilee, Northern and Piccadilly lines. London Underground is responsible for operating the Underground, for employing drivers and station staff, for ticketing and fares, and for the Tube's safety regime.

 2. The Tube Lines consortium consists of Amey, Bechtel and Jarvis, and brings together some of the most experienced providers of business services with specialist skills in the rail industry, including track and signal renewals, plus project and operational management. They are providing some of the best project and operational managers from around the world to work on the modernisation of the tube system.



About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.



Marconi contacts

Name:  Joe Kelly                                     Heather Green
Title: Public Relations                              Investor Relations
Phone: +44 (0) 207 306 1771                          +44 (0) 207 306 1735
+44 (0) 207 603 1490
joe.kelly@marconi.com                                heather.green@marconi.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC

                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: March 10, 2003